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SEC
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Section
FEB 28 2013
Washington DC
402

UNI'
SECURITIES AND
13013039
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67069

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATM USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James R. Simmons 646-562-1803
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *of individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/8/13

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Holmes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ATM USA, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES R. SIMMONS
Notary Public, State of New York
No. 4771240
Certified in Nassau County
Commission Expires 7/31/15

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Under Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATM USA, LLC
Statement of Financial Condition
December 31, 2012

pwc

ATM USA, LLC
Statement of Financial Condition
December 31, 2012

ATM USA, LLC
Index
December 31, 2012

pwc

Independent Auditor's Report

To the Member and Board of Managers of
ATM USA, LLC

We have audited the accompanying statement of financial condition of ATM USA, LLC (the "Company") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ATM USA, LLC at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 26, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

ATM USA, LLC
Statement of Financial Position
Year Ended December 31, 2012

(in thousands)

Assets		
Cash and cash equivalents	$	582
Receivable from brokers and dealers		461
Other assets		8
Total assets		1,051
Liabilities and Members' Equity		
Liabilities		
Payable to related parties	$	316
Accounts payable, accrued expenses and other liabilities		88
Total liabilities		404
Commitments and contingencies (Note 5)		
Members' equity		647
Total liabilities and members' equity	$	1,051

The accompanying notes are an integral part of these financial statements.

1. Organization

ATM USA, LLC (the "Company" or "ATM") is a registered broker-dealer and Financial Industry Regulatory Authority ("FINRA") member firm. The Company is a provider of global, multi-asset class algorithmic execution trading models to other broker dealers. The Company, a Delaware single member limited liability company is a wholly owned subsidiary of Cowen Financial Technology LLC ("CFTL"), which is a wholly owned indirect subsidiary of Cowen Group, Inc. ("CGI" or "Parent"). On April 5, 2012, CFTL acquired all of the outstanding interests of ATM which was comprised of 9,683.15 Class A and 497.82 Class B units. Subsequent to the acquisition, the Class A and Class B units were converted into 100 membership units which are all held by CFTL.

2. Summary of Significant Account Policies

Basis of Presentation
The Company's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consists of cash held on deposit and highly liquid investments with original maturities of three months or less at the date of purchase. Cash is primarily concentrated at one financial institution.

Contingencies
In accordance with GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserves for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither reserves nor disclosure is required for losses that are deemed remote.

Income Taxes
The Company was a partnership for U.S. tax purposes until its acquisition by CFTL and, thus, its income was not subject to taxation for federal and certain state tax purposes. The Company was, however, subject to taxation in New Jersey and New York City until its acquisition. After its acquisition by CFTL, the Company became a single member limited liability company that elected to be disregarded for income tax purposes. As such, the Company joins in the consolidated tax return of CGI for U.S. federal, state and local income tax purposes after its acquisition. For financial accounting purposes, the Company records income taxes based on a stand-alone basis. Federal, state and local income taxes as well as benefits for federal, state, and local net operating losses are allocated based on an informal tax sharing policy between the Company and other members of CGI's consolidated group, which includes CFTL. Under this policy, members of CGI's consolidated group that contribute net operating losses are allocated a portion or all of the taxable income generated by the remaining members of the consolidated group. The loss members are compensated in an amount equal to the tax savings generated from the utilization of their respective tax losses to offset taxable income of other members only when such utilization either

(i) generates a tax receivable from federal, state, or local taxing authorities for CGI's consolidated group during a taxable year or (ii) the tax liability of the CGI consolidated group towards federal, state, or local taxing authorities for a taxable year is reduced. The Company records such compensation as either contribution from or distribution to its Parent consistent with GAAP that applies to limited liability companies that are not part of a formal tax sharing agreement.

The Company accounts for income taxes in accordance with ASC 740 which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with ASC 740. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted ASC 740 effective January 1, 2007. The Company is subject to income tax examinations by major taxing authorities for tax years starting in 2009. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. Please refer to Note 7, "Income Taxes" for additional information and disclosures.

Accounting Developments
Recently issued accounting pronouncements

In December 2011, the FASB issued amended guidance which will enhance disclosures required by US GAAP by requiring improved information about financial instruments and derivative instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this amended guidance should not have a material impact on the Company's financial condition or results of operations.

3. Regulatory Reporting

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2012, the Company's regulatory net capital of $348.4 thousand exceeded the minimum requirement by $321.4 thousand.

Pursuant to an exemption under Rule 15c3-3(k)(2)(i), the Company is not required to calculate a reserve requirement and segregate funds for the benefit of customers.

4. Related Party Transactions

The Company has related party transactions with Cowen Services Company, LLC ("CSC"), an affiliate which provides certain administrative, support services and other assistance to the Company. At December 31, 2012, the Company has a related party balance of $315.9 thousand with CSC which is included in payable to related parties on the statement of financial condition.

At December 31, 2012, the Company has a receivable from Cowen of $59.5 thousand which is included in receivable from broker and dealers on the statement of financial condition.

5. Commitments and Contingencies

In the ordinary course of business, the Company and its affiliates and subsidiaries and current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as the Company and related parties) may be named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings could assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these legal action and proceedings could include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and related parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state and foreign securities, and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve any litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

The Company has evaluated potential litigation claims and based on the information currently available, the Company has not established any reserves for such claims, since in the opinion of management, the likelihood of liability is not probable nor reasonably estimable.

6. Receivable from Brokers and Dealers

Receivable from brokers and dealers were $0.5 million at December 31, 2012 and consisted of commissions generated by the customers' use of the algorithmic software. The commissions are payable monthly and are based upon the customers' trading volume.

7. Income Tax

In accordance with U.S. federal, state, and local tax laws, the Company was treated as a partnership and was subject to New York City Unincorporated Business Tax (NYCUBT) until April 5, 2012. After April 5, 2012, the Company is single member limited liability company for federal, state, and local tax purposes. The taxable results of the Company's operations are included in the results of the consolidated tax returns of CGI.

In accordance with ASC 740, the Company recognizes tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized. Management believes it is more likely than not that the Company will not be able to utilize its deferred tax assets in the future. As such, deferred tax assets have been fully offset by a valuation allowance. During 2012, the Company's deferred tax assets increased by approximately $178.1 thousand, which was primarily due to net operating loss carryovers. Accordingly, the valuation allowance recorded against deferred tax assets increased by approximately $178.1 thousand. Deferred tax assets as of December 31, 2012 of approximately $178.1 thousand were related to net operating loss carry forwards on a separate company basis. There were no deferred tax liabilities as of December 31, 2012. The Company's valuation allowance as of December 31, 2012 totaled $178.1 thousand. The following table presents the components of the Company's deferred tax assets and liabilities:

(in thousands)

Deferred Tax Assets, net of Valuation Allowance		
Net operating loss	$	178
Other		-
Total deferred tax assets		178
Valuation allowance		(178)
Deferred tax assets, net of valuation allowance	$	-
Deferred Tax Liabilities	$	-
Deferred tax assets, net of deferred tax liabilities	$	-

For the year ended December 31, 2012, the effective tax rate of 1.9% differs from the statutory rate of 35% primarily due to partnership income not subject to taxation, state and local taxes and an increase to the valuation allowance.

As of December 31, 2012, the Company had net operating loss carryforwards for U.S. tax purposes of approximately $447.7 thousand, which will expire starting 2032.

The Company was a member of the CGI consolidated federal tax return starting from April 5, 2012 and was a partnership previously. As a partnership, the Company is subject to examination by the Internal Revenue Service and various state and local tax authorities where the Company had significant operations, such as New York, for tax years beginning from 2009. Currently, the Company is not undergoing any examinations by taxing authority for any open tax years.

The Company adopted the accounting guidance for accounting for uncertainty in income taxes as of January 1, 2007. This guidance clarifies the criteria that must be met prior to recognition of the financial statement benefit of a position taken in a tax return. The Company does not have any uncertain tax positions recorded for the year ended December 31, 2012.

8. Subsequent Event

The Company has evaluated events through February 26, 2013 and has determined that there were no subsequent events requiring adjustment or disclosure to the financial statements.